Additional responses to Schedule B of Form SBSE-A, Section II *Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings*

Item 13B

Firm or Organization Name: J.P. Morgan Securities LLC

Briefly describe the arrangement with respect to the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B):

Royal Bank of Canada clears single-name credit default swaps on ICE Clear Credit LLC. J.P. Morgan Securities LLC is a clearing member of ICE Clear Credit LLC and clears single-name credit default swaps on RBC's behalf.

Item 13B

Firm or Organization Name: ICE Clear Credit LLC

Briefly describe the arrangement with respect to the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 13B):

Royal Bank of Canada clears single-name credit default swaps on ICE Clear Credit LLC through J.P. Morgan Securities LLC acting as clearing member.